Exhibit 2.1

NETWORK APPLIANCE, INC.

DEFERRED COMPENSATION PLAN

Network Appliance, Inc. hereby establishes, effective as of July 1, 2005, the Network Appliance, Inc. Deferred Compensation Plan on the terms and conditions hereinafter set forth. Such Plan provides certain eligible employees with the opportunity to defer portions of their base salary and incentive compensation in accordance with the provisions of the Plan.

SECTION I
DEFINITIONS

For the purposes hereof, the following words and phrases shall have the meanings set forth below, unless their context clearly requires a different meaning:

“Account” means the bookkeeping account maintained by the Committee on behalf of each Participant pursuant to Section 2.4 hereof. The sum of each Participant’s Sub-Accounts, in the aggregate, shall constitute his Account.

“Affiliate” means any corporation, joint venture, partnership, limited liability company, unincorporated association or other entity that is affiliated, directly or indirectly, with the Company and which is designated by the Committee from time to time.

“Base Salary” means the annual base rate of cash compensation payable by the Company and/or by any Affiliate to a Participant.

“Beneficiary” or “Beneficiaries” means the person or persons, including one or more trusts, designated by a Participant in accordance with the Plan to receive payment of the remaining balance of the Participant’s Account in the event of the death of the Participant prior to the Participant’s receipt of the entire amount credited to his Account.

“Board” means the Board of Directors of the Company.

“Change in Control” means either of the following shareholder-approved transactions to which the Company is a party: (i) a merger or consolidation in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction, or (ii) the sale, transfer or other disposition of all or substantially all of the Company’s assets in complete liquidation or dissolution of the Company. Notwithstanding the foregoing, to the extent that any event or occurrence described in the preceding sentence does not constitute a “change in the ownership or effective control” or a “change in the ownership of a substantial portion of the assets” of the Company within the meaning of Section 409A of the Code, such event or occurrence shall not constitute a Change in Control.

“Code” means the Internal Revenue Code of 1986, as amended.

“Committee” means the committee appointed to administer the Plan. Unless and until otherwise specified, the Committee under the Plan shall be the Company’s Benefit Plans Committee, or its designee.

“Company” means Network Appliance, Inc. and its successors, including, without limitation, the surviving corporation resulting from any merger or consolidation of Network Appliance, Inc. with any other corporation, limited liability company, joint venture, partnership or other entity or entities.

“Election Agreement” means a Participant’s agreement, on a form provided by the Committee that indicates the amount of his Base Salary and/or Incentive Compensation that will be deferred under the Plan.

“Eligible Employee” means an employee of the Company or an Affiliate who has the title of “director” or above and who is, as determined by the Committee, a member of a “select group of management or highly compensated employees,” within the meaning of Sections 201, 301 and 401 of ERISA. Unless otherwise determined by the Committee, an Eligible Employee shall continue as such until Termination of Employment.

“Employer Contributions” has the meaning given to such term in Section 2.13 hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Incentive Compensation” means cash incentive compensation payable pursuant to an incentive compensation plan, including but not limited to an annual incentive compensation plan or a commission-based incentive plan, whether such plan is now in effect or hereafter established by the Company or any Affiliate, which the Committee may designate from time to time.

“In-Service Sub-Account” means each bookkeeping Sub-Account maintained by the Committee on behalf of each Participant pursuant to Sections 2.4 and 2.5(b) hereof. The Committee shall specify from time to time the maximum number of In-Service Sub-Accounts that may be established for any one Participant.

“Participant” means any Eligible Employee who has at any time elected to defer the receipt of Base Salary and/or Incentive Compensation in accordance with the Plan and who, in conjunction with his Beneficiary, has not received a complete distribution of the amount credited to his Account.

“Performance-Based Compensation” means Incentive Compensation that is based on services performed over a period of at least twelve (12) months and that constitutes “performance-based compensation” within the meaning of Section 409A of the Code.

“Plan” means this deferred compensation plan, which shall be known as the Network Appliance, Inc. Deferred Compensation Plan.

“Separation Sub-Account” means the bookkeeping Sub-Account maintained by the Committee on behalf of each Participant pursuant to Sections 2.4 and 2.5(a) hereof.

“Sub-Account” means each bookkeeping Separation Sub-Account and In-Service Sub-Account maintained by the Committee on behalf of each Participant pursuant to Section 2.5 hereof.

“Termination of Employment” means a separation from service as defined under Section 409A of the Code.

“Unforeseeable Emergency” means a severe financial hardship to a Participant resulting from (i) an illness or accident of the Participant or his spouse or dependent (as defined in Section 152(a) of the Code), (ii) loss of the Participant’s property due to casualty, or (iii) other similar or extraordinary circumstances arising as a result of events beyond the control of the Participant. Such term shall be interpreted in a manner consistent with Section 409A of the Code.

“Year” means a calendar year, commencing with calendar year 2005.

SECTION II
DEFERRALS, CONTRIBUTIONS AND ACCOUNTS

2.1. Eligibility. An Eligible Employee may elect to defer receipt of all or a specified part of his Base Salary, Incentive Compensation or both for any Year in accordance with this Section II. An Eligible Employee’s entitlement to defer shall cease with respect to the Year following the Year in which he ceases to be an Eligible Employee.

2.2. Election Agreements. All Election Agreements shall comply with the following requirements:

(a) An Eligible Employee may elect to participate in the Plan and elect to defer all or part of his Base Salary, Incentive Compensation or both by delivering to the Committee a completed and fully executed Election Agreement prior to the beginning of the Year during which the Eligible Employee commences to perform the services for which such Base Salary and Incentive Compensation are to be earned, or at such other time as the Committee may designate to the extent permitted under Section 409A of the Code. An employee who first becomes an Eligible Employee during the course of a Year, rather than as of the first day of a Year, shall deliver such Election Agreement to the Committee within thirty (30) days following the date he first becomes an Eligible Employee, and such Election Agreement shall be effective only with regard to Base Salary and Incentive Compensation earned following the delivery of the Election Agreement to the Committee. Election Agreements must be filed in accordance with the instructions set forth in the agreements. Notwithstanding anything in this Section 2.2 to the contrary, an Eligible Employee shall deliver (or modify) an Election Agreement with respect to Incentive Compensation that qualifies as Performance-Based Compensation no later than six (6) months prior to the end of the performance period with respect to which the Incentive Compensation is earned.

(b) An Election Agreement filed with respect to a Year shall be irrevocable and shall be effective in accordance with its terms only for such Year until changed or terminated in accordance with this Section 2.2(b); provided, however, that such Election Agreement shall terminate if the Participant ceases to be an Eligible Employee. A Participant may revoke or modify his Election Agreement for any Year by delivering a new Election Agreement to the Committee prior to the beginning of such Year. Unless otherwise permitted by Section 409A of the Code, such revocation or modification shall apply only with respect to Base Salary and Incentive Compensation attributable to services commencing on or after the commencement of such Year.

2.3. Amount Deferred. A Participant shall designate on the Election Agreement the portion of his Base Salary, Incentive Compensation or both that is to be deferred in accordance with this Section 2.3. Unless otherwise determined by the Committee, a Participant may defer up to 100% of his Base Salary and up to 100% of his Incentive Compensation for any Year; provided, however, that the Participant shall not be permitted to defer less than 1% of his Base Salary or his Incentive Compensation during any one Year, and any such attempted deferral shall not be effective. Notwithstanding the preceding sentence, the portion of such Base Salary and Incentive Compensation that is eligible for deferral will be reduced by applicable taxes and other amounts if such reduction is determined by the Committee to be necessary or appropriate in order to provide the Company or its Affiliates with a source of funds, from such Base Salary or Incentive Compensation, with which to pay taxes or other obligations with respect to the Participant.

2.4. Accounts

(a) Crediting of Deferrals. A Participant may specify, in his Election Agreement, the portion of his Base Salary and/or Incentive Compensation deferrals that is to be credited to a single Separation Sub-Account and/or up to two In-Service Sub-Accounts. To the extent that a Participant does not specify the Sub-Account to which deferrals shall be credited, such deferrals shall be credited to the Participant’s Separation Sub-Account. Base Salary and/or Incentive Compensation that a Participant elects to defer shall be treated as if it were set aside in one or more Sub-Accounts on the date the Base Salary and/or Incentive Compensation would otherwise have been paid to the Participant.

(b) Crediting of Gains, Losses and Earnings to Accounts. To the extent provided by the Committee, each Participant’s Account will be credited with gains, losses and earnings based on investment directions made by the Participant in accordance with investment deferral crediting options and procedures established from time to time by the Committee. The Committee specifically retains the right in its sole discretion to change the investment deferral crediting options and procedures from time to time. By electing to defer any amount pursuant to the Plan, each Participant shall thereby acknowledge and agree that the Company or any Affiliate is not and shall not be required to make any investment in connection with the Plan, nor is it required to follow the Participant’s investment directions in any actual investment it may make or acquire in connection with the Plan or in determining the amount of any actual or contingent liability or obligation of the Company or an Affiliate thereunder or relating thereto. Any amounts credited to a Participant’s Account with respect to which a Participant does not provide investment direction shall be credited with gains, losses and earnings as if such amounts were invested in an investment option to be selected by the Committee in its sole discretion.

2.5. Date of Distribution

(a) Separation Sub-Account. Except as provided in Section 2.8 hereof, the distribution or commencement of the distribution of a Participant’s Separation Sub-Account will be made as soon as administratively practicable following the date that is six (6) months after the date of the Participant’s Termination of Employment.

(b) In-Service Sub-Account. Subject to the following provisions, a Participant may elect, on the first Election Agreement that he delivers to the Committee pursuant to which amounts are credited to an In-Service Sub-Account, to defer the distribution or commencement of the distribution of such In-Service Sub-Account to January 15 of any specified Year that commences prior to the Participant’s Termination of Employment, as long as that Year commences not less than two Years after the date of the election pursuant to which amounts are credited to such In-Service Sub-Account.

2.6. Form of Distribution

(a) Separation Sub-Account. Subject to the following provisions, a Participant may elect, on the first Election Agreement that he delivers to the Committee pursuant to which amounts are credited to his Separation Sub-Account, to receive his Separation Sub-Account in cash in a single lump sum or in a number of approximately equal annual installments over a specified period not exceeding five (5) years.

(b) In-Service Sub-Account. Subject to the following provisions, a Participant may elect, on the first Election Agreement that he delivers to the Committee pursuant to which amounts are credited to an In-Service Sub-Account, to receive that In-Service Sub-Account in cash in a single lump sum or in a number of approximately equal annual installments over a specified period not exceeding five (5) years. Except as provided in Section 2.8(b) and Section 2.9 hereof, (i) if a Participant’s Termination of Employment occurs after payment of his In-Service Sub-Account has commenced, the remaining balance of his In-Service Sub-Account will continue to be paid to him in accordance with the payment schedule that has already commenced; and (ii) if a Participant’s Termination of Employment occurs before payments from his In-Service Sub-Account have commenced, his In-Service Sub-Account will be distributed at the same time and in the same manner as his Separation Sub-Account.

(c) General. The lump sum payment or the first installment, as the case may be, shall be made on the date specified in Section 2.5 hereof. In the event that a Sub-Account is paid in installments (i) the amount of each installment shall be equal to the quotient obtained by dividing the Participant’s Sub-Account balance as of the end of the month preceding the date of such installment payment by the number of installment payments remaining to be paid at the time of the calculation, (ii) the amount of such Sub-Account remaining unpaid shall continue to be credited with gains, losses and earnings as provided in Section 2.4 hereof, and (iii) each installment shall be paid on January 15 of each Year (except as provided in Section 2.5(a) hereof). The payment to a Participant or his Beneficiary of a single lump sum or the number of installments elected by the Participant pursuant to this Section 2.6 shall discharge all obligations of the Company and the Affiliates to such Participant or Beneficiary under the Plan with respect to that Sub-Account. In the event that no valid election is made regarding the Participant’s form of distribution, the Participant’s Account will be paid in cash in a single lump sum.

2.7. Subsequent Deferral Elections. Notwithstanding the form of distribution for a Sub-Account designated by a Participant on the first Election Agreement that he delivers to the Committee, a Participant may elect on a form provided by the Committee to change the form of payment of his Separation Sub-Account or his Inservice Sub-Account to a form of payment otherwise permitted under Section 2.6 hereof, and a Participant may elect to change the date of distribution of an In-Service Sub-Account (but not a Separation Sub-Account) to a date otherwise permitted under Section 2.5 hereof. Unless otherwise permitted under Section 409A of the Code, the subsequent election must comply with the following requirements: (a) such subsequent election may not take effect until at least twelve (12) months after the date on which the subsequent election is made; (b) in the case of a subsequent election related to a distribution of deferred compensation other than a distribution described in Section 2.8 or 2.10 hereof, the first distribution under such subsequent election shall in all cases be deferred for a period of not less than five (5) years from the date such distribution would otherwise have been made; and (c) any subsequent election related to an In-Service Sub-Account must be made not less than twelve (12) months prior to the date of the first scheduled payment under the initial Election Agreement. Notwithstanding any provision in this Plan to the contrary, the Committee shall disregard any subsequent election by a Participant to the extent such election would result in an acceleration of the time or schedule of any payment under the Plan within the meaning of Section 409A of the Code.

2.8. Death of a Participant. In the event of the death of a Participant, the remaining amount of his Account shall be paid to his Beneficiary or Beneficiaries as described in this Section 2.8.

(a) Each Participant shall designate a Beneficiary or Beneficiaries on a Beneficiary designation form provided by the Committee. A Participant’s Beneficiary designation may be changed at any time prior to his death by the execution and delivery of a new Beneficiary designation. The Beneficiary designation on file with the Company that bears the latest date at the time of the Participant’s death shall govern. If a Participant fails to properly designate a Beneficiary in accordance with this Section 2.8, then his Beneficiary shall be his estate.

(b) Notwithstanding any other provision, upon the death of a Participant, the remaining balance in his Account shall be paid as follows. If the Participant dies after payment of his Account has commenced, the remaining balance of his Account will continue to be paid to his Beneficiary or Beneficiaries in accordance with the payment schedule that has already commenced. If the Participant dies before payments from his Account have commenced, his Account will be paid to his Beneficiary or Beneficiaries in accordance with the form of payment elected by the Participant for his Separation Sub-Account, commencing as soon as administratively practicable following the date of the Participant’s death.

2.9. Small Payments. Notwithstanding any other provision of the Plan or any election made by the Participant, in the event that a Participant’s Account has a balance of less than $20,000 on the date of his Termination of Employment, such Account shall be automatically paid to such Participant in a single, lump-sum payment as soon as administratively practicable following the date that is six (6) months after the date of the Participant’s Termination of Employment.

2.10. Unforeseeable Emergencies. Notwithstanding the foregoing, in the event of an Unforeseeable Emergency and at the request of a Participant or Beneficiary, accelerated payment shall be made to the Participant or Beneficiary of all or a part of his Account. Payments of amounts as a result of an Unforeseeable Emergency may not exceed the amount necessary to satisfy such Unforeseeable Emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution(s), after taking into account the extent to which the hardship is or may be relieved through reimbursement or compensation by insurance or otherwise by liquidation of the Participant’s assets (to the extent the liquidation of such assets would not itself cause severe financial hardship).

2.11. Termination of Participation. Notwithstanding any other provision of the Plan, a Participant’s active participation in the Plan shall terminate upon a determination by the Committee that the Participant is not a member of a select group of management or highly compensated employees of his employer, within the meaning of ERISA. The amounts allocated to such Participant’s Account shall not be distributed to the Participant (or, in the case of his death, his Beneficiary) unless otherwise permitted by Section 409A of the Code. Upon such a determination, the amounts allocated to the Participant’s Account shall be distributed to the Participant or his Beneficiary on the dates on which the Participant or his Beneficiary would otherwise receive benefits hereunder without regard to this Section 2.11; provided, however, that to the extent permitted by Section 409A of the Code, the Committee may direct that the Participant or his Beneficiary receive an immediate lump sum payment equal to the amount credited to his Account.

2.12. Vesting of Accounts. Each Participant shall at all times have a nonforfeitable interest in his Account balance. Notwithstanding the preceding sentence, the portion of each Participant’s Account, if any, attributable to Employer Contributions shall be subject to such vesting schedule as may be determined by the Company or Affiliate from time to time in accordance with the provisions of Section 2.13 hereof.

2.13. Employer Contributions. The Company or any Affiliate may, in its discretion, provide contributions (“Employer Contributions”) under this Plan with respect to one or more Participants. The amount, type and vesting schedule of such Employer Contributions, if any, shall be determined by the Company or Affiliate in its sole discretion. All Employer Contributions shall be credited to a Participant’s Separation Sub-Account.

2.14. Change in Control. Notwithstanding any other provision of the Plan, upon the occurrence of a Change in Control, each Participant shall receive a distribution of his Account in a single lump sum within thirty (30) days following such Change in Control.

SECTION III

ADMINISTRATION

3.1. General. The Company, through the Committee, shall be responsible for the general administration of the Plan and for carrying out the provisions hereof. The Committee shall have all such powers as may be necessary to carry out the provisions of the Plan, including the power to (a) resolve all questions relating to eligibility for participation in the Plan and the amount in the Account of any Participant and all questions pertaining to claims for benefits and procedures for claim review, (b) resolve all other questions arising under the Plan, including any factual questions and questions of construction, and (c) take such further action as the Company shall deem advisable in the administration of the Plan. The actions taken and the decisions made by the Committee hereunder shall be final and binding upon all interested parties. In accordance with the provisions of Section 503 of ERISA, the Committee shall provide a procedure for handling claims of Participants or their Beneficiaries under the Plan. Such procedure shall be in accordance with regulations issued by the Secretary of Labor and shall provide adequate written notice within a reasonable period of time with respect to the denial of any such claim as well as a reasonable opportunity for a full and fair review by the Committee of any such denial.

3.2. Compliance with Section 409A. It is intended that the Plan comply with the provisions of Section 409A of the Code, so as to prevent the inclusion in gross income of any amounts deferred hereunder in a taxable year that is prior to the taxable year or years in which such amounts would otherwise actually be distributed or made available to Participants or Beneficiaries. This Plan shall be construed, administered, and governed in a manner that effects such intent, and the Committee shall not take any action that would be inconsistent with such intent. Any provisions that would cause any amount deferred or payable under the Plan to be includible in the gross income of any Participant or Beneficiary under Section 409A(a)(1) of the Code shall have no force and effect unless and until amended to cause such amount to not be so includible (which amendment may be retroactive to the extent permitted by Section 409A of the Code).

SECTION IV
AMENDMENT AND TERMINATION

The Company reserves the right to amend or terminate the Plan at any time by action of the Compensation Committee of the Board, except that that no such action shall adversely affect any Participant or Beneficiary who has an Account, or result in any change in the timing or manner of payment of the amount of any Account (except as otherwise permitted under the Plan), without the consent of the Participant or Beneficiary; provided, however, that the limitation requiring the consent of Participants or Beneficiaries to certain actions shall not apply to any amendment or termination that is deemed necessary by the Company to ensure compliance with Section 409A of the Code. Notwithstanding the foregoing, in the event that the Plan is terminated, the amounts allocated to a Participant’s Account shall be distributed to the Participant or his Beneficiary on the dates on which the Participant or his Beneficiary would otherwise receive benefits hereunder without regard to the termination of the Plan; provided, however, that to the extent permitted by Section 409A of the Code, the Committee may direct that the Participant or his Beneficiary receive an immediate lump sum payment equal to the amount credited to his Account.

SECTION V
MISCELLANEOUS

5.1. Non-alienation of Deferred Compensation. Except as permitted by the Plan, no right or interest under the Plan of any Participant or Beneficiary shall, without the written consent of the Company, be (i) assignable or transferable in any manner, (ii) subject to alienation, anticipation, sale, pledge, encumbrance, attachment, garnishment or other legal process or (iii) in any manner liable for or subject to the debts or liabilities of the Participant or Beneficiary. Notwithstanding the foregoing, to the extent permitted by Section 409A of the Code, the Committee shall honor a judgment, order or decree from a state domestic relations court which requires the payment of part or all of a Participants’ or Beneficiary’s interest under this Plan to an “alternate payee” as defined in Section 414(p) of the Code.

5.2. Participation by Employees of Affiliates. An Eligible Employee who is employed by an Affiliate (that has adopted the Plan) and who elects to participate in the Plan shall participate on the same basis as an Eligible Employee of the Company. The Account of a Participant employed by an Affiliate shall be paid in accordance with the Plan solely by such Affiliate to the extent attributable to Base Salary or Incentive Compensation that would have been paid by such Affiliate in the absence of deferral pursuant to the Plan, unless the Board otherwise determines that the Company shall be the obligor.

5.3. Interest of Participant

(a) The obligation of the Company and the Affiliates under the Plan to make payment of amounts reflected in an Account merely constitutes the unsecured promise of the Company and the Affiliates to make payments from their general assets and no Participant or Beneficiary shall have any interest in, or a lien or prior claim upon, any property of the Company or any Affiliate. Nothing in the Plan shall be construed as guaranteeing future employment to Eligible Employees. It is the intention of the Company and the Affiliates that the Plan be unfunded for tax purposes and for purposes of Title I of ERISA. The Company may create a trust to hold funds to be used in payment of its and the Affiliates’ obligations under the Plan, and may fund such trust; provided, however, that any funds contained therein shall remain liable for the claims of the Company’s and any Affiliate’s general creditors.

(b) In the event that, in the discretion of the Committee, the Company and/or its Affiliates purchases an insurance policy or policies insuring the life of any Participant (or any other property) to allow the Company and/or its Affiliates to recover the cost of providing the benefits, in whole or in part, hereunder, neither the Participants nor their Beneficiaries or other distributees shall have nor acquire any rights whatsoever therein or in the proceeds therefrom. The Company and/or its Affiliates shall be the sole owner and beneficiary of any such policy or policies and, as such, shall possess and may exercise all incidents of ownership therein. A Participant’s participation in the underwriting or other steps necessary to acquire such policy or policies may be required by the Company and, if required, shall not be a suggestion of any beneficial interest in such policy or policies to such Participant or any other person.

5.4. Claims of Other Persons. The provisions of the Plan shall in no event be construed as giving any other person, firm or corporation any legal or equitable right as against the Company or any Affiliate or the officers, employees or directors of the Company or any Affiliate, except any such rights as are specifically provided for in the Plan or are hereafter created in accordance with the terms and provisions of the Plan.

5.5. Severability. The invalidity and unenforceability of any particular provision of the Plan shall not affect any other provision hereof, and the Plan shall be construed in all respects as if such invalid or unenforceable provision were omitted.

5.6. Governing Law. Except to the extent preempted by federal law, the provisions of the Plan shall be governed and construed in accordance with the laws of the State of Delaware.

5.7. Relationship to Other Plans. The Plan is intended to serve the purposes of and to be consistent with any incentive compensation plan approved by the Committee for purposes of the Plan.

5.8. Successors. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise) to all or substantially all of the business and/or assets of the Company expressly to assume this Plan. This Plan shall be binding upon and inure to the benefit of the Company and any successor of or to the Company, including without limitation any persons acquiring directly or indirectly all or substantially all of the business and/or assets of the Company whether by sale, merger, consolidation, reorganization or otherwise (and such successor shall thereafter be deemed the “Company” for the purposes of this Plan), and the heirs, beneficiaries, executors and administrators of each Participant.

5.9. Withholding of Taxes. The Company and its Affiliates may withhold or cause to be withheld from any amounts deferred or payable under the Plan all federal, state, local and other taxes as shall be legally required.

5.10. Electronic or Other Media. Notwithstanding any other provision of the Plan to the contrary, including any provision that requires the use of a written instrument, the Committee may establish procedures for the use of electronic or other media in communications and transactions between the Plan or the Committee and Participants and Beneficiaries. Electronic or other media may include, but are not limited to, e-mail, the Internet, intranet systems and automated telephonic response systems.

5.11. Headings; Interpretation

(a) Headings in this Plan are inserted for convenience of reference only and are not to be considered in the construction of the provisions hereof. Unless the context clearly requires otherwise, the masculine pronoun wherever used herein shall be construed to include the feminine pronoun.

(b) Any reference in this Plan to Section 409A of the Code will also include any proposed, temporary or final regulations, or any other guidance, promulgated with respect to such Section 409A by the U.S. Department of Treasury or the Internal Revenue Service.

(c) For purposes of the Plan, the phrase “permitted by Section 409A of the Code,” or words or phrases of similar import, shall mean that the event or circumstance shall only be permitted to the extent it would not cause an amount deferred or payable under the Plan to be includible in the gross income of a Participant or Beneficiary under Section 409A(a)(1) of the Code.

EXECUTED at      , on this      day of      , 2005.

NETWORK APPLIANCE, INC.

By:

Title: